December 7, 2010

Traditional IRA
Roth IRA
Traditional vs. Roth Comparison
SEP IRA
SIMPLE IRA
Changing Jobs
Required Minimum Distributions
Contribution Limits and Deadlines
Transferring IRAs
Retirement Plans
Retirement Forms
Retirement Tools

Retirement Plan Comparisons

	SEP IRA	SIMPLE IRA	401(k)	Profit Sharing
Business type	A self-employed individual, partnership or corporation.	An employer with 100 or fewer eligible employees.	A self-employed individual, partnership or corporation.	A self-employed individual, partnership or corporation.
Maximum eligibility requirement	Employees who have worked in 3 of the last 5 years.	Employees who have worked in 2 prior years and earned at least $5,000 in each of those years.	1 year	2 years
Employee contributions permitted	No	Yes -- up to $11,500 in 2011 ($14,000 if age 50 or over)	Yes -- up to $16,500 in 2011 ($22,000 if age 50 or over)	No
Employer contributions permitted	Yes -- an annual contribution is optional.	Yes -- an annual contribution is required.	Yes -- an annual contribution is optional.	Yes -- an annual contribution is optional.
Vesting schedule permitted on employer contributions	No	No	Yes	Yes, if eligibility requirement is less than 2 years.
Loans permitted	No	No	Yes	Yes
Distributions permitted while employed	Permitted anytime. A penalty tax may apply.	Permitted anytime. A penalty tax may apply.	Permitted -- determined by the employer at the time of plan setup.	Permitted -- determined by the employer at the time of plan setup.
Government filing requirement	No	No	Yes	Yes
Plan set-up fee	$0	$0	$0	$0
Annual fee	$15 if employee's total account value is less than $10,000	$15 if employee's total account value is less than $10,000	Call for details	Call for details

NOTE: This chart is NOT intended to be comprehensive and is subject to certain limitations defined by the IRS, Department of Labor and the specific business's plan document. For more information, contact Steve Benjamin at Sit Mutual Funds at 612-359-2554 or 800-332-5580, ext. 554 or send an e-mail to spb@sitinvest.com.

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Transferring IRAs

It's easy - and non-taxable - to move your IRA to Sit Mutual Funds. Just complete the IRA Transfer Form and mail it to us at:

Sit Mutual Funds
P.O. Box 9763
Providence, RI 02940

You also have the option to overnight it to us at:

Sit Mutual Funds
101 Sabin Street
Pawtucket, RI 02860

We'll take it from there. Do you have questions about this process? Just give us a call at 612-359-2554 or 800-332-5580.

December 7, 2010

December 7, 2010

Traditional IRA
Roth IRA
Traditional vs. Roth Comparison
SEP IRA
SIMPLE IRA
Changing Jobs
Required Minimum Distributions
Contribution Limits and Deadlines
Transferring IRAs
Retirement Plans
Retirement Forms
Retirement Tools

Contribution Limits and Deadlines

Tax Year 2011

The deadline for Traditional and Roth IRA contributions is April 16, 2012. Contribution limits for 2011are as follows:

	Under age 50 on 12/31/11	50 or over on 12/31/11
Traditional IRA*	$5,000	$6,000
Roth IRA**	$5,000	$6,000
SIMPLE IRA	$11,500	$14,000
SEP IRA	The lesser of 25% of income or $49,000.	

* You cannot contribute to a Traditional IRA in the year you turn age 70½.

** You cannot contribute this full amount to a Roth IRA if you are a single filer whose Modified Adjusted Gross Income (MAGI) exceeds $107,000 or a joint filer whose MAGI exceeds $169,000.

Tax Year 2010

The deadline for Traditional and Roth IRA contributions is April 15, 2011. Contribution limits for 2010 are as follows:

	Under age 50 on 12/31/10	50 or over on 12/31/10
Traditional IRA*	$5,000	$6,000
Roth IRA**	$5,000	$6,000
SIMPLE IRA	$11,500	$14,000
SEP IRA	The lesser of 25% of income or $49,000.	

* You cannot contribute to a Traditional IRA in the year you turn age 70½.

** You cannot contribute this full amount to a Roth IRA if you are a single filer whose Modified Adjusted Gross Income (MAGI) exceeds $105,000 or a joint filer whose MAGI exceeds $167,000.

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December 7, 2010

SEP IRA

Q. What is a Simplified Employee Pension (SEP)?
A. A SEP is a retirement arrangement where an employer contributes money to an eligible employee's Individual Retirement Account (IRA).

Q. My employer offers a SEP plan but how can I know if I am entitled to receive a contribution?
A. Your employer should notify you. In most circumstances, however, you should receive a contribution if you are at least 21 years old and have worked for your employer in 3 out of the previous 5 years.

Q. How much can be contributed to my SEP IRA each year?
A. For tax year 2010, the contribution is limited to the lesser of $49,000 or 25% of your compensation. Annual contributions are not required.

Q. How are contributions made to my SEP IRA?
A. Your employer will make a contribution as a percentage of your pay. For example, if you earned $30,000 and your employer made a 10% contribution, you would receive $3,000 ($30,000 x 10%). Your employer makes this contribution directly to your SEP IRA. The contribution may fluctuate from year to year.

Q. Are SEP contributions included in my gross income?
A. No.

Q. Are contributions made to my SEP IRA subject to a vesting schedule?
A. No.

Q. Can I contribute to my Traditional IRA if I am participating in my employer's SEP plan?
A. Yes. However, you may not be able to take a tax deduction for your contribution. See the Traditional IRA section of this Retirement Center for more information.

Q. Can I contribute to my Roth IRA if I am participating in my employer's SEP plan?
A. Yes, as long as your Modified Adjusted Gross Income does not exceed a certain dollar amount. See the Roth IRA section of this Retirement Center for more information.

Q. Is there an investment minimum?
A. Yes. It is $2,000 per Fund.

Q. Is there a custodial fee?
A. Yes. If your IRA balance is less than $10,000, there is a charge of $15 per year (per IRA type).

For the Business Owner

Q. I am a business owner. How do I establish a SEP?
A. Complete the IRS Form 5305-SEP-IRA Contribution Agreement. To obtain one, call us, call the IRS (1-800-TAX FORM) or download one at www.irs.gov.

Q. What IRS requirements must I comply with?
A. You must provide a copy of the Form 5305 SEP-IRA Contribution Agreement to your eligible employees. You must also ensure that contributions are not made in excess of the legal limits allowed, as explained earlier. Before making the SEP contributions, make sure that each eligible employee has established a SEP IRA account.

Q. What is the contribution deadline?
A. For a corporation, 2½ months after its fiscal year end. For partnerships and sole proprietors, April 15th. However, if your business receives a tax extension, contributions are not due until the tax extension due date.

Printable SEP IRA Q&A

Questions? Call 800-332-5580.

IRA Comparison

Aren't sure which type of IRA is best for you? Compare the differences:

	Traditional IRA	Roth IRA
Key Advantage	Tax-*deferred* growth; contributions may be deductible	Tax-*free* growth if the account is open for five years and you are at least 59 1/2 when distributions are made
Who's Eligible	Anyone under age 70½ who has earned income	Anyone who has earned income who is under the maximum income phaseout limits
Maximum Contribution	Tax Year 2010: $5,000 ($6,000 if age 50 or over) Tax Year 2011: $5,000 ($6,000 if age 50 or over)	Tax Year 2010: $5,000 ($6,000 if age 50 or over) Tax Year 2011: $5,000 ($6,000 if age 50 or over)
Tax Deduction Permitted	Depends on your annual income and whether you or your spouse were covered by an employer-maintained retirement plan during the year	No
Required Distributions	Yes, annually beginning at age 70½.	No, unless you inherited a Roth IRA.

December 7, 2010

Roth IRA

December 7, 2010

Traditional IRA
Roth IRA
Traditional vs. Roth Comparison
SEP IRA
SIMPLE IRA
Changing Jobs
Required Minimum Distributions
Contribution Limits and Deadlines
Transferring IRAs
Retirement Plans
Retirement Forms
Retirement Tools

Q. What are the basic differences between a Traditional IRA and a Roth IRA?
A. Traditional IRA contributions may be deductible and your assets grow on a tax-deferred basis. This means that you postpone paying taxes until you withdraw money from your IRA. Roth IRA contributions are not deductible and assets grow on a tax-free basis. This means that, if your account is open for 5 years and you are at least 59½, you will not pay taxes when you withdraw money.

Q. Who is eligible to contribute to a Roth IRA?
A. Anyone who has earned income that does not surpass the IRS Modified Adjusted Gross Income (MAGI) limit.

Q. How much can I contribute to my Roth IRA each year?
A. It depends on your tax year, tax filing status, MAGI and age. See the tables below.

Tax Year 2010: Contribution Limits

Tax Filing Status	MAGI	Less than 50 Years Old	Age 50 and Older
	< $105,000	$5,000	$6,000
	$105,000–$120,000	Pro-rata contribution of $5,000	Pro-rata contribution of $6,000
Single	$120,000+	No contribution permitted	No contribution permitted
	< $167,000	$5,000	$6,000
	$167,000–$177,000	Pro-rata contribution of $5,000	Pro-rata contribution of $6,000
Married and Filing Jointly	$177,000+	No contribution permitted	No contribution permitted

Tax Year 2011: Contribution Limits

Tax Filing Status	MAGI	Less than 50 Years Old	Age 50 and Older
	< $107,000	$5,000	$6,000
	$107,000–$122,000	Pro-rata contribution of $5,000	Pro-rata contribution of $6,000
Single	$122,000+	No contribution permitted	No contribution permitted
	< $169,000	$5,000	$6,000
	$169,000–$179,000	Pro-rata contribution of $5,000	Pro-rata contribution of $6,000
Married and Filing Jointly	$179,000+	No contribution permitted	No contribution permitted

Q. Can I make a contribution and designate it for the prior tax year?
A. Yes, if it is made by April 15th.

Q. I am under 50 years old. Can I contribute $5,000 to my Roth IRA and $5,000 to my Traditional IRA?
A. No. However, if you'd like, you can contribute to a Roth IRA and Traditional IRA as long as the total contribution to both IRAs does not exceed $5,000.

Q. Is there an investment minimum?
A. Yes. It is $2,000 per Fund.

Q. Is there a custodial fee?
A. Yes. If your IRA balance is less than $10,000, there is a charge of $15 per year (per IRA type).

Conversions

Q. Can I convert my Traditional IRA to a Roth IRA?
A. Yes.

Q. If I convert, will I owe income taxes and a 10% penalty tax?
A. You will owe income taxes but not a 10% penalty tax. See IRS Form 8606 for more information (free upon request by calling 1-800-TAX-FORM or by going to www.irs.gov).

Q. How do I convert my Sit Traditional IRA to a Sit Roth IRA?
A. Call us for an IRA Conversion Form and Roth IRA Application or visit our Forms Library

- Printable Roth IRA Q&A

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Traditional IRA

Q. Who is eligible to contribute to a Traditional IRA?
A. Anyone under age 70½ who has earned income.

Q. How much can I contribute to my Traditional IRA each year?
A. It depends on your age and tax year. See the table below.

Age on December 31	Maximum Contribution Permitted	
	2010 Tax Year	2011 Tax Year
Under age 50	$5,000	$5,000
50 – 70 years old	$6,000	$6,000
70½ or older	Not permitted	Not permitted

Q. Can I make a contribution and designate it for the prior tax year?
A. Yes, if it is made by April 15th.

Q. I am under 50 years old. Can I contribute $5,000 to my Traditional IRA and $5,000 to my Roth IRA?
A. No. However, if you'd like, you can contribute to a Traditional IRA and Roth IRA as long as the total contribution to both IRAs does not exceed $5,000.

Q. Is my Traditional IRA contribution tax deductible?
A. Maybe. It depends on:

- what your tax filing status is **and**
- what your Modified Adjusted Gross Income (MAGI) was **and**
- whether or not you were an active participant in an employer-sponsored retirement plan

Q. How do I know if I was an active participant in an employer-sponsored retirement plan?
A. Your Form W-2 (Wage and Tax Statement) provided to you by your employer in January will indicate if you participated in a plan.

Q. My tax filing status is single and I was not a participant in an employer-sponsored retirement plan during the tax year. Is my contribution completely deductible?
A. Yes.

Q. My spouse and I are filing our taxes jointly and neither one of us were participants in an employer-sponsored retirement plan during the tax year. Are our contributions completely deductible?
A. Yes.

Q. I was a participant in an employer-sponsored retirement plan. What portion of my Traditional IRA contribution can I deduct?
A. It depends on your tax year, tax filing status, MAGI and age. See the tables below.

Tax Year 2011: Active Participant Deduction Limits

Tax Filing Status	MAGI	Less than 50 Years Old	50 - 70 Years Old
Single	<$56,000	$5,000	$6,000
	$56,000– $66,000	Pro-rata deduction of $5,000	Pro-rata deduction of $6,000
	$66,000+	No deduction permitted	No deduction permitted
Married and Filing Jointly	<$90,000	$5,000	$6,000
	$90,000– $110,000	Pro-rata deduction of $5,000	Pro-rata deduction of $6,000
	$110,000+	No deduction permitted	No deduction permitted

Tax Year 2010: Active Participant Deduction Limits

Tax Filing Status	MAGI	Less than 50 Years Old	50 - 70 Years Old
Single	<$56,000	$5,000	$6,000
	$56,000– $66,000	Pro-rata deduction of $5,000	Pro-rata deduction of $6,000
	$66,000+	No deduction permitted	No deduction permitted
Married and Filing Jointly	<$89,000	$5,000	$6,000
	$89,000– $109,000	Pro-rata deduction of $5,000	Pro-rata deduction of $6,000
	$109,000+	No deduction permitted	No deduction permitted

Q. I am a non-working spouse. If we file a joint return, can I deduct my Traditional IRA contribution if my spouse was a participant in an employer-sponsored retirement plan?
A. Maybe. As a non-working spouse, you have your own MAGI phaseout range of $167,000 - $177,000 in 2010 and $169,000 - $179,000 in 2011.

Q. Is there an investment minimum?
A. Yes. It is $2,000 per Fund.

Q. Is there a custodial fee?
A. Yes. If your IRA balance is less than $10,000, there is a charge of $15 per year (per IRA type).

- Printable Traditional IRA Q&A

Questions? Call 800-332-5580.

Roth IRA

Key Advantages	- Tax-deferred growth - Potential for tax-free withdrawals
Eligibility	You must have earned income and cannot exceed the IRS Modified Adjusted Gross Income limit. Earned income includes wages, salaries, tips, professional fees, bonuses, commissions, self-employment income, alimony and separate maintenance payments.
Limit for Tax Year 2011	$5,000
Additional “catch-up” contribution for those age 50 and over	$1,000
Deductibility of contributions	Not permitted.

Q Can I make a contribution and designate it for the prior tax year?

A Yes, if it is made by April 15th.

Q I am under 50 years old. Can I contribute $5,000 to my Traditional IRA and $5,000 to my Roth IRA?

A No, you are limited to $5,000 in total.

Q Is there an investment minimum?

A Yes. It is $2,000 per Fund.

Q Is there an annual fee?

A Yes. If your IRA balance is less than $10,000, there is a charge of $15 per year.

(Continued on other side.)

Roth IRA Eligibility

Q How much can I contribute to my Roth IRA each year?

A It depends on your tax filing status, Modified Adjusted Gross Income (MAGI) and age. See the table below.

Tax Year 2011: Roth IRA Contribution Limits			
Tax Filing Status	**MAGI**	**Less than 50 years old**	**Age 50 and older**
Single Filer	<$107,000	$5,000	$6,000
	$107,000 - $122,000	Partial contribution	Partial contribution
	$122,000+	No contribution permitted	No contribution permitted
Married, Filing Jointly	<$169,000	$5,000	$6,000
	$169,000 - $179,000	Partial contribution	Partial contribution
	$179,000+	No contribution permitted	No contribution permitted

Q Can I convert my Traditional, Rollover, SEP or SIMPLE IRA to a Roth IRA?

A Yes.

Q If I convert, will I owe income taxes?

A You will owe income taxes but not a 10% penalty tax. See IRS Form 8606 for more information (1-800-TAX-FORM or at www.irs.gov).

Q How do I convert my Sit IRA to a Sit Roth IRA?

A Call us for an IRA Conversion Form and Roth IRA Application or obtain one at www.sitfunds.com.

For more information or to open a Roth IRA, please contact a Sit Mutual Funds Investor Services Representative at:

800-332-5580

SEP IRA

Q What is a Simplified Employee Pension (SEP)?

A A SEP is a retirement plan where a business owner contributes money to an eligible employee's Individual Retirement Account (IRA).

Q The company I work for has a SEP plan but how can I know if I am entitled to receive a contribution?

A Your employer should notify you. In most circumstances, however, you should receive a contribution if you are at least 21 years old and have worked at the company in 3 out of the previous 5 years.

Q How much can be contributed to my SEP IRA each year?

A For tax year 2010, the contribution is limited to the lesser of $49,000 or 25% of your compensation. Annual contributions are not required.

Q How are contributions made to my SEP IRA?

A The company makes a contribution as a percentage of your pay. For example, if you earned $30,000 and your employer made a 10% contribution, you would receive $3,000 ($30,000 x 10%). Your employer makes this contribution directly to your SEP IRA. The contribution may fluctuate from year to year.

Q Are SEP contributions included in my gross income?

A No.

Q Are contributions made to my SEP IRA subject to a vesting schedule?

A No.

Q Can I contribute to a Traditional IRA if I am participating in my employer's SEP plan?

A Yes. However, you may not be able to take a tax deduction for your contribution.

Q Can I contribute to a Roth IRA if I am participating in my employer's SEP plan?

A Yes, as long as your Modified Adjusted Gross Income does not exceed a certain dollar amount.

Q Is there an investment minimum?

A Yes. It is $2,000 per Fund.

Q Is there a custodial fee?

A Yes. If your IRA balance is less than $10,000, there is a charge of $15 per year.

(Continued on next page.)

For the Business Owner:

Q I am a business owner. How do I establish a SEP?

A Complete the IRS Form 5305-SEP IRA Contribution Agreement. To obtain one, call us, call the IRS (1-800-TAX-FORM) or download one at www.irs.gov.

Q What IRS requirements must I comply with?

A You must provide a copy of the Form 5305 SEP-IRA Contribution Agreement to your eligible employees. You must also ensure that contributions are not made in excess of the legal limits allowed, as explained earlier. Before making the SEP contributions, make sure that each eligible employee has established a SEP IRA account.

Q What is the contribution deadline?

A For a corporation, 2½ months after its fiscal year end. For partnerships and sole proprietors, April 15th. However, if your business receives a tax extension, contributions are not due until the tax extension due date.

For more information or to open a SEP IRA, please contact a Sit Mutual Funds Investor Services Representative at:
800-332-5580

SIMPLE IRA APPLICATION

Sit Mutual Funds PO Box 9763 Providence, RI 02940 1-800-332-5580

PARTICIPANT INFORMATION

Name: ____

Address (P.O. Box is not permitted): ____

Date of Birth: ________________________________ SSN: __________________________

Evening Phone: ____________________________________ Daytime Phone: ___________________

❑ **Check box if account is being established by a transfer from a SIMPLE IRA Initial Participation Date:** __________

EMPLOYER INFORMATION

Employer Name:

____

Employer Address:

____

INVESTMENT INSTRUCTIONS

If you do not open your SIMPLE IRA with $2,000, you can select only ONE fund. After that fund reaches $2,000, you may invest in another fund, and so on.

____	______________
Fund Name	% or $
____	______________
Fund Name	% or $
____	______________
Fund Name	% or $
____	______________
Fund Name	% or $

BENEFICIARY DESIGNATION

Primary ☐ Contingent ☐ Name: ______________________________ SSN: ____________ DOB: ________
Address: ____________________________ Relationship: _________ Share: ____%

Primary ☐ Contingent ☐ Name: ______________________________ SSN: ____________ DOB: ________
Address: ____________________________ Relationship: _________ Share: ____%

Primary ☐ Contingent ☐ Name: ______________________________ SSN: ____________ DOB: ________
Address: ____________________________ Relationship: _________ Share: ____%

Primary ☐ Contingent ☐ Name: ______________________________ SSN: ____________ DOB: ________
Address: ____________________________ Relationship: _________ Share: ____%

Primary ☐ Contingent ☐ Name: ______________________________ SSN: ____________ DOB: ________
Address: ____________________________ Relationship: _________ Share: ____%

Note: The share percentage must equal 100% for all Primary or all Contingent Beneficiaries. If neither the Primary nor the Contingent Beneficiary box is checked, the beneficiary will be deemed to be a Primary Beneficiary. If a trust is designated as a Beneficiary, please provide both the date of the trust and the name(s) of the trustee(s).

(OVER)

In the event of my death, the balance in the account shall be paid to the Primary Beneficiaries who survive me in equal shares (or in the specified shares, if indicated). If none of the Primary Beneficiaries survive me, the balance in the account shall be paid to the Contingent Beneficiaries who survive me in equal shares (or in the specified shares, if indicated). You may change your beneficiaries at any time by giving written notice to the Custodian. If you do not designate a beneficiary, or the beneficiary(ies) you designate predecease you, your surviving spouse will become the beneficiary of your SIMPLE IRA. If no surviving spouse or unmarried, your estate will become the beneficiary of your IRA.

Consent of the Participant's Spouse may be required in a community property or marital property state to effectively designate a beneficiary other than, or in addition to, the Participant's Spouse. Disclaimer for Community and Marital Property States: The Participant's Spouse may have a property interest in the account and the right to dispose of the interest by will. Therefore, Sit Mutual Funds and the IRA Custodian specifically disclaim any warranty as to the effectiveness of the Participant's beneficiary designation or as to the ownership of the account after the death of the Participant's Spouse. For additional information, please consult your legal advisor.

I consent to the Beneficiary Designation.

Signature of Spouse:______________________________ Date: ________________

PRIVACY PRINCIPLES

PFPC Trust Company serves as Custodian to self-directed savings and retirement accounts, such as Individual Retirement Accounts, Qualified Plans, 403(b)(7) Plans (the "Accounts") owned by shareholders of investment companies for whom our affiliated company. PFPC, Inc. serves as transfer and shareholder servicing agent (the "Funds"). You are receiving this notice because you own or are considering establishing an Account that contains an investment in shares of a Fund. PFPC Trust Company is committed to maintaining the privacy of Account owners and to safeguarding their nonpublic personal information. We collect nonpublic personal information from Account applications and other forms that Account owners send to establish and maintain an Account. PFPC Trust Company may also have access to specific information regarding an Account owner's transactions with the Funds. We do not disclose any nonpublic personal information about any Account owner or former Account owner to anyone, except as permitted by law or as necessary in order to service the Account. PFPC Trust Company restricts access to nonpublic personal information about the Account owners to our employees with a legitimate business need for the information. PFPC Trust Company maintains physical, electronic and procedural safeguards designed to protect the nonpublic personal information of Account owners.

TERMS AND CONDITIONS

I, the Participant, acknowledge that I have received and read the current Prospectus for each Fund, which I have designated for investment. All dividends and distributions from the Fund shares held in your account will be reinvested in shares of the Fund from which received. Each subsequent contribution will be invested based on the written instructions received with the contribution. The Custodian, upon written instructions from you, may exchange any Sit Mutual Funds shares for any other Sit Mutual Fund shares in accordance with the then current prospectus.

Custodial Fees: **For balances less than $10,000, there is currently a $15 maintenance fee per year.** The participant may prepay this fee or the Custodian will deduct the fee from the Account at year-end or at the time the Account is closed. The Custodian reserves the right to change the custodial fee but will give at least 30 days written notice to the Participant of any fee changes. The Custodian will keep those records, identify and file returns and provide other information concerning your Account as required of Custodians by the Internal Revenue Code (IRC) and any Regulations issued or forms adopted by the Treasury Department of the United States.

I hereby establish a SIMPLE Individual Retirement Account ("SIMPLE IRA") under the terms and conditions contained in the accompanying Custodial Account Agreement, which is incorporated herein by reference. The combined instrument is hereinafter referred to as the "Agreement". I acknowledge receipt of a copy of the Custodial Account Agreement, this Application and Adoption Agreement, and the Disclosure Statement with respect to this SIMPLE IRA. I direct that all benefits upon my death be paid as indicated on the beneficiary designation. I understand and agree that this SIMPLE IRA becomes effective upon written acceptance by the Custodian, PFPC Trust Company, which written acceptance shall consist of a confirmation of transaction statement issued by the Custodian.

Under penalties of perjury, I certify that the information I have provided on this application (including my Social Security Number) is correct. I hereby agree to participate in the SIMPLE Individual Retirement Custodial Account offered by the Custodian. I acknowledge receipt of a copy of the plan document under which this SIMPLE Individual Retirement Account is established, a copy of this Adoption Agreement, and a copy of the Disclosure Statement with respect to this SIMPLE Individual Retirement Account. I direct that all benefits upon my death be paid as indicated on the beneficiary designation. In the event that this is a rollover contribution, the undersigned hereby irrevocably elects, pursuant to the requirements of Section 1.402(a)(5)-1T of the IRS regulations, to treat this contribution as a rollover contribution. If I named a beneficiary that is a Trust, I understand I must provide certain information concerning such Trust to the Custodian.

I (the Participant) certify under penalties of perjury that I am a US person (including a US resident alien) and that my Social Security Number is true, correct and complete and that this number is my Taxpayer Identification Number. (If you are a foreign person, use the appropriate Form W-8.) And to help the U.S. government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies persons opening accounts. To comply, we require your name, address, date of birth and government-issued identification number (generally, a Social Security Number) and other information that may help us identify you. We may ask for copies of related documentation and we may consult third-party databases to help verify your identity.

Signature____Date________________________

SIT MUTUAL FUNDS
SIMPLE INDIVIDUAL RETIREMENT ACCOUNT DISCLOSURE STATEMENT

The following information is the disclosure statement required by federal tax regulations. You should read this disclosure statement, the Custodial Account Agreement, and the prospectuses for the Funds in which your Sit Mutual Funds SIMPLE Individual Retirement Account (IRA) contributions will be invested.

REVOCATION OF YOUR SIMPLE IRA

You have the right to revoke your Sit Mutual Funds SIMPLE IRA and receive the entire amount of your initial contribution by notifying PFPC Trust Company, the Custodian of your Sit Mutual Funds SIMPLE IRA, in writing within seven (7) days of establishment of your SIMPLE IRA. If you revoke your IRA within seven days, you are entitled to a return of the entire amount paid by you, without adjustment for such items as sales commission, administrative expenses, or fluctuations in market value. If you decide to revoke your IRA, notice should be delivered or mailed to:

First Class Mail:
Sit Mutual Funds
c/o PFPC Inc.
P.O. Box 9763
Providence, RI 02940

Overnight Express:
Sit Mutual Funds
c/o PFPC Inc.
101 Sabin Street
Pawtucket, RI 02860
401-721-8025

This notice should be signed by you and include the following:

1. The date;
2. A statement that you elect to revoke your Sit Mutual Funds SIMPLE IRA;
3. Your Sit Mutual Funds SIMPLE IRA account number;
4. The date your Sit Mutual Funds SIMPLE IRA was established;
5. Your signature and your printed or typed name.

Mailed notice will be deemed given on the date that it is postmarked, if it is properly addressed and deposited either in the United States mail, first class postage prepaid, or with an Internal Revenue Service (IRS) approved overnight service. This means that if you mail your notice it must be postmarked on or before the seventh day after your Sit Mutual Funds SIMPLE IRA was opened. A revoked SIMPLE IRA will be reported to the IRS and the Participant on Forms 1099-R and 5498.

YOUR SIMPLE INDIVIDUAL RETIREMENT ACCOUNT

You have opened a Sit Mutual Funds SIMPLE Individual Retirement Account (SIMPLE IRA), which is an account for the exclusive benefit of you and your beneficiaries, created by a written instrument (the Custodial Account Agreement). The following requirements apply to your Sit Mutual Funds SIMPLE IRA:

1. Contributions, transfers and rollovers may be made only in "cash" by check, draft, or other form acceptable to the Custodian;
2. The Custodian must be a bank or savings and loan association;
3. No part may be invested in life insurance contracts;
4. Your interest must be nonforfeitable;
5. The assets of the custodial account may not be mixed with other property except in a common investment fund; and
6. You must begin receiving distributions from your account no later than April 1 of the year following the year in which you become 70½ years old; and distributions must be completed over a period that is not longer than the joint life expectancy of you and your beneficiary.

CONTRIBUTIONS

You may not contribute more than 100% of your salary up to $10,000 for 2005 and thereafter (indexed beginning in 2006).
In the case of an eligible employee who will be 50 or older before the end of the calendar year, the above limitation is increased to $12,000 for 2005, $12,500 for 2006 and thereafter (indexed beginning in 2007).

INCOME TAX CONSEQUENCES OF SALARY REDUCTION CONTRIBUTIONS

Salary reduction contributions to a SIMPLE IRA are excludable from federal income tax and not subject to federal income tax withholding. Salary reduction contributions to a SIMPLE IRA are subject to tax under the Federal Insurance Contributions Act ("FICA"), the Federal Unemployment Tax Act ("FUTA"), and the Railroad Retirement Tax Act ("RRTA"), and should be reported accordingly by your employer on Form W-2, Wage and Tax Statement. Your employer's matching and non-elective contributions to your SIMPLE IRA are not subject to FICA, FUTA, or RRTA taxes, and are not required to be reported on Form W-2. Check with your tax advisor for further information.

TAXATION OF DISTRIBUTIONS

GENERAL

The income of your Sit Mutual Funds SIMPLE IRA is not taxed until the money is distributed to you. Distributions are taxable as ordinary income when received. Distributions received before you attain age 59½, or within 2 years of the date on which you first participated in any SIMPLE IRA maintained by your employer, may be subject to penalties up to 25%. See the Early Distributions section under PENALTY TAX ON CERTAIN TRANSACTIONS, below. Distributions under $10 will not be reported to you on IRS Form 1099-R, as allowed under IRS regulations. However, you must still report these distributions to the IRS on IRS Form 1040 as well as other forms, which may be required to properly file your tax return.

TRANSFERS AND ROLLOVERS TO ANOTHER SIMPLE IRA

In general, you may transfer the assets of your SIMPLE IRA to another SIMPLE IRA in a direct trustee-to-trustee transfer, or "rollover" a distribution from your SIMPLE IRA to another SIMPLE IRA, at any time. If a distribution is rolled over, i.e. deposited to another SIMPLE IRA within 60 calendar days of receipt, the amount rolled over is not taxable. The IRS enforces the 60-day time limit strictly. You may rollover a portion of a distribution in which case the remainder will be subject to tax. In addition, only one rollover of your SIMPLE IRA assets is permitted each 365 days.

TRANSFERS AND ROLLOVERS TO AN IRA WHICH IS NOT A SIMPLE IRA - 2 YEAR RULE

After you have participated in your employer's SIMPLE PLAN for two years, you may also transfer or rollover the assets of your SIMPLE IRA to a Traditional IRA. Until this two-year period has expired, any amount that is paid from a SIMPLE IRA directly to the Trustee of a Traditional IRA, or is paid from a SIMPLE IRA to you and contributed to a Traditional IRA (even if within the 60-day time limit), is a distribution from your SIMPLE IRA which is subject to taxation, including the early distribution penalties.

TRANSFERS AND ROLLOVERS INTO YOUR SIMPLE IRA

Transfers and rollovers can be made into your Sit Mutual Funds SIMPLE IRA from another SIMPLE IRA. IRS regulations prohibit transfers and rollovers into a SIMPLE IRA from any source other than another SIMPLE IRA.

CONSULT YOUR TAX ADVISOR

The rules regarding SIMPLE IRA transfers and rollovers are complex. You should consult a competent tax advisor prior to any transfer or rollover of any assets either from or to a SIMPLE IRA.

PENALTY TAX ON CERTAIN TRANSACTIONS

EXCESS CONTRIBUTIONS

Amounts deferred to your Sit Mutual Funds SIMPLE IRA in excess of the allowable limit will be subject to a non-deductible excise tax of 6% for each year until the excess is used up as an allowable contribution (in a subsequent year) or returned to you. The 6% excise tax on excess contributions will not apply if the excess contribution and earnings allocable to it are distributed by the due date for your federal income tax return, including extensions. If such a distribution is made, only the earnings are considered taxable income for the tax year in which the excess was contributed to the IRA. The return of earnings may also be subject to the excise tax on early distributions. An IRS Form 1099-R will be issued for the year in which the distribution occurred, not the year in which the excess contribution was made. The 1099-R applies to amounts removed during the period January 1 through and including the due date of your federal income tax return for the prior tax year. Consult IRS Publication 590 for more information pertaining to excess contributions. If you make an excess contribution to your IRA and it is not corrected on a timely

basis, an excise tax of 6% is imposed on the excess amount. This tax will apply each year to any part or all of the excess that remains in your account.

Earnings will be removed with the excess contribution if corrected before the Federal income tax-filing deadline (including extensions), pursuant to Internal Revenue Code Section 408(d)(4) and Internal Revenue Service ("IRS") Publication 590. The IRS may impose an early distribution penalty on the earnings if you are under age 59½. For the purpose of the excess contribution, we will calculate the net income attributable to that contribution (Net Income Attributable or "NIA") using the method provided for in the IRS Final Regulations for Earnings Calculation for Returned or Recharacterized Contributions. This method calculates the NIA based on the actual earnings and losses of the IRA during the time it held the excess contribution. Please note that a negative NIA is permitted and, if applicable, will be deducted from the amount of the excess contribution. Excess contributions (plus or minus the NIA) that are distributed by your Federal income tax return due date (plus extensions) will be considered corrected, thus avoiding an excess contribution penalty.

EARLY DISTRIBUTIONS

Your receipt or use of any portion of your account before you attain age 59½is considered an early or premature distribution. The distribution is subject to a penalty tax equal to 10% or 25% if the distribution occurs within 2 years of the date on which you first participated in any SIMPLE IRA maintained by your employer unless one of the following exceptions applies to the distribution:

1. Due to your death, or
2. Made because you became disabled, or
3. Used specifically for deductible medical expenses which exceed 7.5% of your adjusted gross income, or
4. Used for health insurance cost due to your unemployment, or
5. Used for higher education expenses defined in section 529(e)(3) of the Internal Revenue Code, or
6. Used toward the expenses of a first time home purchase up to a lifetime limit of $10,000, or
7. Part of a scheduled series of substantially equal payments over your life, or over the joint life expectancy of you and a beneficiary. If you request a distribution in the form of a series of substantially equal payments, and you modify the payments before 5 years have elapsed and before attaining age 59½, the penalty tax will apply retroactively to the year payments began through the year of such modification, or
8. Required because of an IRS levy.

The penalty tax is in addition to any federal income tax that is owed at distribution. For more information on the penalty tax and the exceptions listed above, consult IRS Publication 590.

REQUIRED DISTRIBUTIONS

You are required to begin receiving minimum distributions from your IRA by your required beginning date (the April 1 of the year following the year you attain age 70 ½. The year you attain age 70 ½ is referred to as your "first distribution calendar year". Your minimum distribution for each year beginning with the calendar year you attain the age of 70 ½ is generally based upon the value of your account at the end of the prior year divided by the factor for your age derived from the Uniform Lifetime Distribution Period Table regardless of who or what entity is your named beneficiary. This Uniform Lifetime Distribution Period Table assumes you have a designated beneficiary exactly 10 years younger than you. However, if your spouse is your sole beneficiary and is more than 10 years younger than you, your required minimum distribution for each year is based upon the joint life expectancies of you and your spouse. The account balance that is used to determine each year's required minimum amount is the fair market value of each IRA you own as of the prior December 31st, adjusted for outstanding rollovers (or transfers) as of such prior December 31st and recharacterizations that relate to a conversion or failed conversion made in the prior year.

However, no payment will be made from this IRA until you provide the Custodian with a proper distribution request acceptable by the Custodian. Upon receipt of such distribution request, you may switch to a joint life expectancy in determining the required minimum distribution if your spouse was your sole beneficiary as of the January 1st of the calendar year that contains your required beginning date and such spouse is more than 10 years younger than you. The required minimum distribution for the second distribution calendar year and for each subsequent distribution calendar year must be made by December 31st of each such year.

If the amount distributed during a taxable year is less than the minimum amount required to be distributed, you will be subject to a penalty tax equal to 50% of the difference between the amount distributed and the amount required to be distributed. You are responsible for monitoring this schedule from year to year to make sure that you are withdrawing the required minimum amount.

A 70½ Required Distribution Election form is available from the Custodian and should be obtained and used to make your elections for your required minimum distribution request.

ADDITIONAL INFORMATION ON DISTRIBUTIONS

In order to ensure the proper tax reporting of IRA distributions to the IRS, you are required to complete the appropriate distribution form for all distributions. Distribution forms are available from the Custodian and may be obtained by contacting Shareholder Services.

DISTRIBUTION DUE TO DEATH

If, prior to your death, you have not started to take your required distributions and you properly designated a beneficiary(ies), the entire value of your IRA must be distributed to your beneficiaries within five years after your death, unless the designated beneficiary elects in writing, no later than September 30th of the year following the year in which you die, to take distributions over their life expectancy. These distributions must commence no later than December 31st of the calendar year following the calendar year of your death. However, if your spouse is your sole beneficiary, these distributions are not required to commence until the December 31st of the calendar year you would have attained the age of 70 ½, if that date is later than the required commencement date in the previous sentence. If you die before your required beginning date and you do not have a designated beneficiary, the balance in your IRA must be distributed no later than the December 31st of the calendar year that contains the fifth anniversary of your death.

If you die on or after your required beginning date and you have a designated beneficiary, the balance in your IRA will be distributed to your beneficiary over the beneficiary's single life expectancy. These distributions must commence no later than December 31st of the calendar year following the calendar year of your death. If you die on or after your required beginning date and you do not have a designated beneficiary, the balance in your IRA must be distributed over a period that does not exceed your remaining single life expectancy determined in the year of your death. However, the required minimum distribution for the calendar year that contains the date of your death is still required to be distributed. Such amount is determined as if you were still alive throughout that year. If your spouse is your sole beneficiary, your spouse may elect to treat your IRA as his or her own IRA, whether you die before or after your required beginning date. If you die after your required beginning date and your spouse elects to treat your IRA as his or her own IRA, any required minimum that has not been distributed for the year of your death must still be distributed to your surviving spouse and then the remaining balance can be treated as your spouse's own IRA. After your death, your designated beneficiary may name a subsequent beneficiary. Any subsequent beneficiaries must take distributions at least as frequently as the original designated beneficiary.

If you do not properly designate a beneficiary, or all designated beneficiaries have predeceased you, your spouse shall become the beneficiary or, if no surviving spouse or unmarried, the distribution will be made to your estate. Consult IRS Publication 590 or a competent estate-planning advisor for a complete discussion of rules governing distributions due to death.

In order to ensure the proper tax reporting of IRA distributions to the IRS, you are required to complete the appropriate distribution form for all distributions. Distribution forms are available from the Custodian and may be obtained by contacting Shareholder Services.

PROHIBITED TRANSACTIONS

If you or your beneficiary engages in any prohibited transaction (such as any sale, exchange, borrowing, or leasing of any property between you and your SIMPLE IRA; or any other interference with the independent status of the account), the account will lose its exemption from tax and be treated as having been distributed to you. The value of the entire account will be includible in your gross income. If you are under age 59½, you would also be subject to the penalty tax on early distributions.

If you or your beneficiary use (pledge) all or any part of your SIMPLE IRA as security for a loan, then the portion so pledged will be treated as if distributed to you, and will be taxable to you as ordinary income, and subject to a penalty tax if you have not attained age 59½ during the year which you make such a pledge.

FEDERAL ESTATE and GIFT TAXES

Amounts payable to your spouse as beneficiary of your IRA may qualify for estate tax marital deduction. An election under an IRA to have a distribution payable to your beneficiary upon your death will not be treated as a gift as long as you are able to change your beneficiary.

INCOME TAX WITHHOLDING

The Custodian is required to withhold federal income tax from any distribution from your SIMPLE IRA to you at the rate of 10% unless you choose not to have tax withheld. You may elect out of withholding by advising the Custodian in writing, prior to the distribution, that you do not want tax withheld from the distribution. This election may be made any form acceptable to the Custodian. If you do not elect out of tax withholding, you may direct the Custodian to withhold an additional amount of tax in excess of 10%, but not more than 90%.

ADDITIONAL INFORMATION

For more detailed information, you may obtain IRS Publication 590, Individual Retirement Arrangements (IRAs) from any district office of the Internal Revenue Service or by calling 1-800-TAX-FORM.Any IRA transaction may have tax consequences; consult your tax advisor to obtain information about the tax consequences in connection with your particular circumstances.

INFORMATION ABOUT YOUR INVESTMENTS

A mutual fund investment involves investment risks, including possible loss of principal. In addition, growth in the value of our account is neither guaranteed nor projected due to the characteristics of a mutual fund investment. Detailed information about the shares of each mutual fund available for investment by your Sit Mutual Funds SIMPLE IRA must be furnished to you in the form of a prospectus. The method for computing and allocating annual earnings is set forth in the prospectus. (See prospectus section entitled "Dividends.") If you made an initial contribution of $1,000 on the first day of a calendar year and no further investment during that year, your contribution would also be subject to certain costs and expenses, which would reduce any yield you might obtain from your investment. (See the prospectus section entitled "Expense Table" and the sections referred to therein.). For further information regarding expenses, earnings, and distributions, see the mutual fund's financial statements, prospectus and/or statement of additional information. Should the fund you are invested in close, and the prospectus for said fund does not specify a successor fund, your shares of said fund will be liquidated and the proceeds will be used to purchase shares of the Money Market Fund in the same Fund Family, if available.

FEES AND CHARGES

There is a $15 annual custodial fee for each type of IRA account on each account in the Fund. The Custodian may also charge a service fee in connection with any distribution from your IRA.

IRS APPROVED FORM

Your Sit Mutual Funds SIMPLE IRA is the Internal Revenue Service's model custodial account contained in IRS Form 5305-SA. Certain additions have been made in Article VIII of the form. By following this form, your Sit Mutual Funds SIMPLE IRA meets the requirements of the Internal Revenue Code. However, the IRS has not endorsed the merits of the investments allowed under the SIMPLE IRA. **This form cannot be used with Coverdell ESAs, Roth, SEP, or Traditional IRAs.**

SIMPLE INDIVIDUAL RETIREMENT CUSTODIAL ACCOUNT AGREEMENT

(Form 5305-SA March 2002)

The participant is establishing a Savings Incentive Match Plan for employees of small employers Individual Retirement Account (SIMPLE IRA) under sections 408(a) and 408(p) of the Internal Revenue Code to provide for his or her retirement and for the support of his or her beneficiaries after death. PFPC Trust Company the Custodian has given the participant the disclosure statement required under Regulations section 1.408-6. The participant and PFPC Trust Company make the following agreement:

ARTICLE I

The Custodian will accept cash contributions made on behalf of the participant by the participant's employer under the terms of a SIMPLE plan described in section 408(p). In addition, the Custodian will accept transfers or rollovers from other SIMPLE IRAs of the participant. No other contributions will be accepted by the Custodian.

ARTICLE II

The participant's interest in the balance in the custodial account is nonforfeitable.

ARTICLE III

1. No part of the custodial account funds may be invested in life insurance contracts, nor may the assets of the custodial account be commingled with other property except in a common trust fund or common investment fund (within the meaning of section 408(a)(5)).
2. No part of the custodial account funds may be invested in collectibles (within the meaning of section 408(m)) except as otherwise permitted by section 408(m)(3), which provides an exception for certain gold, silver and platinum coins and coins issued under the laws of any state, and certain bullion.

ARTICLE IV

1. Notwithstanding any provision of this agreement to the contrary, the distribution of the participant's interest in the custodial account shall be made in accordance with the following requirements and shall otherwise comply with section 408(a)(6) and the regulations thereunder, the provisions of which are incorporated by reference.
2. The participant's entire interest in the custodial account must be, or begin to be, distributed not later than the participant's required beginning date, April 1 following the calendar year in which the participant reaches age 70½. By that date, the participant may elect, in a manner acceptable to the Custodian, to have the balance in the custodial account distributed in:
   (a) A single sum or
   (b) Payments over a period not longer than the life of the participant or the joint lives of the participant and his or her designated beneficiary.
3. If the participant dies before his or her entire interest is distributed to him or her, the remaining interest will be distributed as follows:
   (a) If the participant dies on or after the required beginning date and:
   (i) the designated beneficiary is the participant's surviving spouse, the remaining interest will be distributed over the surviving spouse's life expectancy as determined each year until such spouse's death, or over the period in paragraph (a)(iii) below if longer. Any interest remaining after the spouse's death will be distributed over such spouse's remaining life expectancy as determined in the year of the spouse's death and reduced by 1 for each subsequent year, or, if distributions are being made over the period in paragraph (a)(iii) below, over such period.
   (ii) the designated beneficiary is not the participant's surviving spouse, the remaining interest will be distributed over the beneficiary's remaining life expectancy as determined in the year following the death of the participant and reduced by 1 for each subsequent year, or over the period in paragraph (a)(iii) below if longer.
   (iii) there is no designated beneficiary; the remaining interest will be distributed over the remaining life expectancy of the participant as determined in the year of the participant's death and reduced by 1 for each subsequent year.
   (b) If the participant dies before the required beginning date, the remaining interest will be distributed in accordance with (i) below or, if elected or there is no designated beneficiary, in accordance with (ii) below:
   (i) The remaining interest will be distributed in accordance with paragraphs (a)(i) and (a)(ii) above (but not over the period in paragraph (a)(iii), even if longer), starting by the end of the calendar year following the year of the participant's death. If, however, the designated

beneficiary is the participant's surviving spouse, then this distribution is not required to begin before the end of the calendar year in which the participant would have reached age 70½. But, in such case, if the participant's surviving spouse dies before distributions are required to begin, then the remaining interest will be distributed in accordance with (a)(ii) above (but not over the period in paragraph (a)(iii), even if longer), over such spouse's designated beneficiary's life expectancy, or in accordance with (ii) below if there is no such designated beneficiary.

(ii) The remaining interest will be distributed by the end of the calendar year containing the fifth anniversary of the participant's death.

4. If the participant dies before his or her entire interest has been distributed and if the designated beneficiary is not the participant's surviving spouse, no additional contributions may be accepted in the account.

5. The minimum amount that must be distributed each year, beginning with the year containing the participant's required beginning date, is known as the "required minimum distribution" and is determined as follows:

(a) The required minimum distribution under paragraph 2(b) for any year, beginning with the year the participant reaches age 70½, is the participant's account value at the close of business on December 31 of the preceding year divided by the distribution period in the uniform lifetime table in Regulations section 1.401(a)(9)-9. However, if the participant's designated beneficiary is his or her surviving spouse, the required minimum distribution for a year shall not be more than the participant's account value at the close of business on December 31 of the preceding year divided by the number in the joint and last survivor table in Regulations section 1.401(a)(9)-9. The required minimum distribution for a year under this paragraph (a) is determined using the participant's (or, if applicable, the participant and spouse's) attained age (or ages) in the year.

(b) The required minimum distribution under paragraphs 3(a) and 3(b)(i) for a year, beginning with the year following the year of the participant's death (or the year the participant would have reached age 70½, if applicable under paragraph 3(b)(i)) is the account value at the close of business on December 31 of the preceding year divided by the life expectancy (in the single life table in Regulations section 1.401(a)(9)-9) of the individual specified in such paragraphs 3(a) and 3(b)(i).

(c) The required minimum distribution for the year the participant reaches age 70½ can be made as late as April 1 of the following year. The required minimum distribution for any other year must be made by the end of such year.

6. The owner of two or more IRAs (other than Roth IRAs), may satisfy the minimum distribution requirement described above, by taking from one IRA the amount required to satisfy the requirement for another in accordance with the regulations under 408(a)(6).

ARTICLE V

1. The participant agrees to provide the Custodian with information necessary for the Custodian to prepare any reports required under sections 1.408-5 and 1.408-6.
2. The Custodian agrees to submit reports to the Internal Revenue Service (IRS) and the participant as prescribed by the IRS.
3. The Custodian also agrees to provide the participant's employer the summary description described in section 408(l)(2) unless this SIMPLE IRA is a transfer SIMPLE IRA.

ARTICLE VI

Notwithstanding any other articles, which may be added or incorporated, the provisions of Articles I through III and this sentence will be controlling. Any additional articles that are not consistent with sections 408(a) and 408(p) and the related regulations will be invalid.

ARTICLE VII

This agreement will be amended from time to time to comply with the provisions of the Code and related regulations. Other amendments may be made with the consent of the persons whose signatures appears on the Adoption Agreement.

ARTICLE VIII

1. All funds in the custodial account (including earnings) shall be invested in shares of any one or more of the registered investment companies (“mutual funds”), or portfolios thereof, which have been designated by the company listed on the account opening documents (“company”) as eligible for investment under this custodial account. The mutual funds, portfolios, and company shall be collectively referred to herein as “the Funds” and the shares of the Funds shall be collectively referred to as "Fund Shares". Fund Shares shall be purchased at the public offering price for Fund Shares next to be determined after receipt of the contribution by the Custodian or its agent.
2. The shareholder of record of all Fund Shares shall be the Custodian or its nominee.
3. The participant shall, from time to time, direct the Custodian to invest the funds of his/her Custodian account in Fund Shares. Any funds, which are not directed as to investment, shall, at the sole discretion of the Custodian, be held uninvested until such direction is received from the participant or be returned to the participant without being deemed to have been contributed to his/her custodial account. The participant shall be the beneficial owner of all Fund Shares held in the custodial account, and the Custodian shall not vote any such shares except upon written direction of the participant.
4. The Custodian agrees to forward, or to cause to be forwarded, to every participant the then-current prospectus(es) of the Funds, as applicable, which have been designated by the company as eligible for investment under the custodial account and selected by the participant for such investment, and all notices, proxies and related proxy soliciting materials applicable to said Fund Shares received by it.
5. Each participant shall have the right by written notice to the Custodian to designate or to change a beneficiary to receive any benefit to which such participant may be entitled in the event of his/her death prior to the complete distribution of such benefit. A beneficiary designation will be deemed to be in effect when received in good order by the Custodian. If no such designation is in effect at the time of the participant's death, or all designated beneficiaries have predeceased you, your spouse shall become the beneficiary or, if no surviving spouse or unmarried, the distribution will be made to your estate.
6. (a) The Custodian shall have the right to receive rollover contributions as described in Article I of this Agreement. The Custodian reserves the right to refuse to accept any property, which is not in the form of cash.

   (b) The Custodian, upon written direction of the participant and after submission to the Custodian of such documents as it may reasonably require, shall transfer the assets held under this Agreement (reduced by (1) any amounts referred to in paragraph 8 of this Article VIII and (2) any amounts required to be distributed during the calendar year of transfer) to a successor individual retirement account, to an individual retirement annuity for the Participant's benefit, or directly to the participant.

   Any amounts received or transferred by the Custodian under this paragraph 6 shall be accompanied by such records and other documents, as the Custodian deems necessary to establish the nature, value and extent of the assets and of the various interests therein.
7. Without in any way limiting the foregoing, the participant hereby irrevocably delegates to the Custodian the right and power to amend at any time and from time to time the terms and provisions of this Agreement and hereby consents to such amendments, provided they shall comply with all applicable provisions of the Code, the Treasury regulations thereunder and with any other governmental law, regulation or ruling. Any such amendments shall be effective when the notice of such amendments is mailed to the address of the participant indicated by the Custodian's records.
8. Any income taxes or other taxes of any kind whatsoever levied or assessed upon or in respect of the assets of the custodial account or the income arising therefrom, any transfer taxes incurred, all other administrative expenses incurred, specifically including but not limited to, administrative expenses incurred by the Custodian in the performance of its duties and fees for legal services rendered to the Custodian, and the Custodian's compensation may be paid by the participant and, unless so paid within such time period as the Custodian may establish, shall be paid from the participant's custodial account. The Custodian reserves the right to change or adjust its compensation upon 30 days advance notice to the participant.
9. The benefits provided hereunder shall not be subject to alienation, assignment, garnishment, attachment, execution or levy of any kind, and any attempt to cause such benefits to be so subjected shall not be recognized, except to such extent as may be required by law.
10. The Custodian may rely upon any statement by the participant (or the participant’s beneficiary if the participant is deceased) when taking any action or determining any fact or question which may arise under this Custodial Agreement. The participant hereby agrees that neither the Custodian nor the Funds will be liable for any loss or expense resulting from any action taken or determination made in reliance on such statement. The participant assumes sole responsibility for assuring that contributions to the custodial account satisfy the limits specified in the appropriate provisions of the Code.
11. The Custodian may resign at any time upon 30 days written notice to the participant and the Funds, and may be removed by the participant at any time upon 30 days written notice to the Custodian. Upon the resignation or removal of the Custodian, a successor Custodian shall be appointed within 30 days of such resignation notice and in the absence of such appointment, the Custodian shall appoint a

successor unless the Agreement be sooner terminated. Any successor Custodian shall be a bank (as defined in section 408(n) of the Code) or such other person found qualified to act as a Custodian under an individual account plan by the Secretary of the Treasury or his delegate. The appointment of a successor Custodian shall be effective upon receipt by the Custodian of such successor's written acceptance, which shall be submitted to the Custodian, the Funds, and the participant. Within 30 days of the effective date of a successor Custodian's appointment, the Custodian shall transfer and deliver to the successor Custodian applicable account records and assets of the custodial account (reduced by any unpaid amounts referred to in paragraph 8 of this Article VIII). The successor Custodian shall be subject to the provisions of this Agreement (or any successor thereto) on the effective date of its appointment.

12. The Custodian shall, from time to time, in accordance with instructions in writing from the participant (or the participant's beneficiary if the participant is deceased), make distributions out of the custodial account to the participant in the manner and amounts as may be specified in such instructions (reduced by any amounts referred to in Article VIII, paragraph 8). A SIMPLE IRA Withdrawal Authorization form is available from the Custodian, and should be obtained and used to request any distribution from your SIMPLE IRA. Notwithstanding the provisions of Article IV above, the Custodian assumes (and shall have) no responsibility to make any distribution from the custodial account unless and until such written instructions specify the occasion for such distribution and the elected manner of distribution, except as set forth in the second part of this paragraph (12) below, with respect to age 70½ distributions. Prior to making any such distribution from the custodial account, the Custodian shall be furnished with any and all applications, certificates, tax waivers, signature guarantees, and other documents (including proof of any legal representative's authority) deemed necessary or advisable by the Custodian, but the Custodian shall not be liable for complying with written instructions which appear on their face to be genuine, or for refusing to comply if not satisfied such instructions are genuine, and assumes no duty of further inquiry. Upon receipt of proper written instructions as required above, the Custodian shall cause the assets of the custodial account to be distributed in cash and/or in kind, as specified in such written instructions.

    The participant may select as a method of distribution under Article IV, paragraph 3, option (a) or (b) above. If the participant requests age 70½ distribution by timely written instruction but does not choose any of the methods of distribution described above by the April 1st following the calendar year in which he or she reaches age 70½, distribution to the participant will be made in accordance with Article IV, paragraph 2, option (b). If the participant does not request age 70½ distribution from the custodial account by timely written instruction, or does not specify the amount of the age 70½ distribution which the participant will be taking from another IRA(s), no distribution will be made; however calculation of the current year Required Minimum Distribution amount which cannot rolled over to another IRA will be made in accordance with Article IV, paragraph 2, option (b).

13. Distribution of the assets of the custodial account shall be made in accordance with the provisions of Article IV as the participant (or the participant's beneficiary if the participant is deceased) shall elect by written instructions to the Custodian; subject, however, to the provisions of sections 401(a)(9), 408(a)(6) and 403(b)(10) of the Code, the regulations promulgated thereunder, Article VIII, paragraph 12 of this Agreement.

    The provisions of this paragraph (13) of Article VIII shall prevail over the provisions of Article IV to the extent the provisions of this paragraph (13) are permissible under proposed and/or final regulations promulgated by the Internal Revenue Service.

14. In the event any amounts remain in the custodial account after the death of the participant, the rights of the participant under this Agreement shall thereafter be exercised by his or her beneficiary.
15. The Custodian is authorized to hire agents (including any transfer agent for Fund Shares) to perform certain duties under this Agreement.
16. This Agreement shall terminate coincident with the complete distribution of the assets of the participant's account.
17. All notices to be given by the Custodian to the participant shall be deemed to have been given when mailed to the address of the participant indicated by the Custodian's records.
18. Neither the Custodian nor the Funds shall be responsible for any losses, penalties or other consequences to the participant or any other person arising out of the making of, or the failure to make, any contribution or withdrawal.
19. In addition to the reports required by paragraph (2) of Article V, the Custodian shall periodically cause to be mailed to the participant in respect of each such period an account of all transactions affecting the custodial account during such period and a statement showing the custodial account as of the end of such period. If, within 30 days after such mailing, the participant has not given the Custodian written notice of any exception or objection thereto, the periodic accounting shall be deemed to have been approved and, in such case or upon the written approval of the participant, the Custodian, and the Funds shall be released, relieved and discharged with respect to all matters and statements set forth in such accounting as though the account had been settled by judgment or decree of a court of competent jurisdiction.

20. In performing the duties conferred upon the Custodian by the participant hereunder, the Custodian shall act as the agent of the participant. The parties do not intend to confer any fiduciary duties on the Custodian and none shall be implied. Neither the Custodian nor the Funds shall be liable (and neither assumed any responsibility) for the collection of contributions, the deductibility or the propriety of any contribution under this Agreement, the selection of any Fund Shares for this custodial account, or the purpose or propriety of any distribution made in accordance with Article IV and Paragraph 12, 13 of Article VIII, which matters are the sole responsibility of the participant or the participant's beneficiary, as the case may be. The participant and the successors of the participant, including any designated beneficiary, executor or administrator of the Depositor, shall, to the extent permitted by law, indemnify and hold the Custodian and the Funds and their affiliates, successors and assigns harmless for any and all claims, actions or liabilities of the Custodian, except such as may arise from the Custodian's own bad faith, negligence, nonfeasance, or willful misconduct.
21. The Custodian shall be responsible solely for the performance of those duties expressly assigned to it in this Agreement and by operation of law. In determining the taxable amount of a distribution, the participant shall rely only on his or her federal tax records, and the Custodian shall withhold federal income tax from any distribution from the custodial account as if the total amount of the distribution is includible in the participant's income.
22. Except to the extent superseded by federal law, this Agreement shall be governed by, and construed, administered and enforced according to, the laws of the State of Delaware, and all contributions shall be deemed made in Delaware.

GENERAL INSTRUCTIONS

Section references are to the Internal Revenue Code unless otherwise noted.

Purpose of Form

Form 5305-SA is a model custodial account agreement that meets the requirements of sections 408(a) and 408(p) and has been automatically approved by the IRS. An individual retirement account (IRA) is established after the form is fully executed by both the individual (participant) and the Custodian. This account must be created in the United States for the exclusive benefit of the participant or his or her beneficiaries.

Do not file Form 5305-SA with the IRS. Instead, keep it for your records.

For more information on IRAs, including the required disclosures the Custodian must give the participant, Pub. 590, Individual Retirement Arrangements (IRAs).

Definitions

Participant - The participant is the person who establishes the custodial account.

Custodian. - The Custodian must be a bank or savings and loan association, as defined in section 408(n), or any person who has the approval of the IRS to act as Custodian.

Transfer SIMPLE IRA

This SIMPLE IRA is a "transfer SIMPLE IRA" if it is not the original recipient of contributions under any SIMPLE plan. The summary description requirements of section 408(l)(2) do not apply to transfer SIMPLE IRAs.

SPECIFIC INSTRUCTIONS

Article IV. - Distributions made under this article may be made in a single sum, periodic payment, or a combination of both. The distribution option should be reviewed in the year the participant reaches age 70½ to ensure that the requirements of section 408(a)(6) have been met.

Article VIII. - Article VIII and any that follow it may incorporate additional provisions that are agreed to by the participant and Custodian to complete the agreement. They may include, for example, definitions, investment powers, voting rights, exculpatory provisions, amendment and termination, removal of the Custodian, Custodian's fees, state law requirements, beginning date of distributions, accepting only cash, treatment of excess contributions, prohibited transactions with the participant, etc. Use additional pages if necessary and attach them to this form.

Traditional IRA

Key Advantages	- Tax-deferred growth - Possible tax deduction
Eligibility	You must be under age 70½ and have earned income. Earned income includes wages, salaries, tips, professional fees, bonuses, commissions, self-employment income, alimony and separate maintenance payments.
Limit for Tax Year 2011	$5,000
Additional "catch-up" contribution for those between ages 50 - 70	$1,000
Deductibility of contributions	Your ability to take a deduction depends on many factors. See table on reverse side for more details.

Q Can I make a contribution and designate it for the prior tax year?

A Yes, if it is made by April 15th.

Q I am under 50 years old. Can I contribute $5,000 to my Traditional IRA and $5,000 to my Roth IRA?

A No, you are limited to $5,000 in total.

Q Is there an investment minimum?

A Yes. It is $2,000 per Fund.

Q Is there an annual fee?

A Yes. If your IRA balance is less than $10,000, there is a charge of $15 per year.

(Continued on other side)

Sit Investment Associates
Sit Mutual Funds

www.sitfunds.com
800-332-5580

Traditional IRA Deductibility

Q Is my Traditional IRA contribution tax deductible?

A Maybe. If you participated in an employer-sponsored retirement plan in 2011, the deductibility of your contribution will be determined by your tax filing status, Modified Adjusted Gross Income (MAGI) and age. See the table below.

Tax Year 2011: Traditional IRA Deduction Limits			
Tax Filing Status	**MAGI**	**Less than 50 years old**	**50 - 70 years old**
Single Filer	<$56,000	$5,000	$6,000
	$56,000 - $66,000	Partially deductible	Partially deductible
	$66,000+	No deduction permitted	No deduction permitted
Married, Filing Jointly	<$90,000	$5,000	$6,000
	$90,000 - $110,000	Partially deductible	Partially deductible
	$110,000+	No deduction permitted	No deduction permitted

Q I am a non-working spouse and we will file our taxes jointly. Can a contribution be made to my IRA even though my spouse was a participant in an employer-sponsored retirement plan?

A Maybe. As a non-working spouse, you have your own MAGI deduction range of $169,000 – $179,000 in 2011.

Q My tax filing status is single and I was not a participant in an employer-sponsored retirement plan during the tax year. Is my contribution completely deductible?

A Yes.

Q My spouse and I are filing our taxes jointly and neither one of us were participants in an employer-sponsored retirement plan during the tax year. Are our contributions completely deductible?

A Yes.

For more information or to open a Traditional IRA, please contact a Sit Mutual Funds Investor Services Representative at:
800-332-5580